UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)
                              (Amendment No. Two)*


                         Stratford American Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   86279E 10 2
                                 --------------
                                 (CUSIP Number)

                    Mel L. Shultz, JDMD Investments, L.L.C.,
             2400 E. Arizona Biltmore Circle, Bldg. 2, Suite 1270,
                       Phoenix, AZ 85016, (602) 956-7809
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 2, 1997
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP No. 86279E 10 2                                          Page 2 of 5 Pages
---------------------                                          -----------------
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               JDMD Investments, L.L.C. (formerly JDMK Investments, L.L.C.)
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
               WC

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5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
               Arizona
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                             7         SOLE VOTING POWER
        NUMBER OF
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8         SHARED VOTING POWER
        OWNED BY                             24,318,077
          EACH               ---------------------------------------------------
        REPORTING            9         SOLE DISPOSITIVE POWER
         PERSON
          WITH               ---------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                             24,318,077
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               24,318,077
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               27.6%
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14        TYPE OF REPORTING PERSON*
               00 (limited liability company)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

This statement relates to Common Stock, $0.01 par value. The name of the issuer is Stratford American Corporation and the address of its principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

Item 2.  Identity and Background

The name of the person filing this statement is JDMD Investments, L.L.C. ("JDMD"), which was formerly known as JDMK Investments, L.L.C. The state of its organization is Arizona. JDMD's principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of its principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

During the last five years, neither JDMD nor any of the Members (as defined below) has been convicted in a criminal proceeding. During the last five years, neither JDMD nor any of the Members has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The members (the "Members") of JDMD are Dale M. Jensen, Mel L. Shultz, David H. Eaton and Gerald J. Colangelo and their residence or business addresses are, respectively: 9800 East Dynamite Road #229, Scottsdale, Arizona 85255; 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016; 1040 East Osborn Road, Suite 1002, Phoenix, Arizona 85014; and 201 East Jefferson Street, Phoenix, Arizona 85004. Mr. Jensen acquired the interest of a prior member of JDMD, and the name was changed from JDMK to JDMD, on July 2, 1997.

The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Members is as follows:

         (1) Mr. Jensen's principal occupation is investing for his own account out of his home and not for any organization. The address out of which Mr. Jensen conducts such employment is 9800 East Dynamite Road #229, Scottsdale, Arizona 85255.

         (2) Mr. Shultz's principal occupation is serving as President of the issuer. The principal business of the issuer is serving as a franchisee of the metropolitan Phoenix Dollar Rent A Car operation and the address of the issuer at which Mr. Shultz conducts his principal occupation is 2400 East Arizona
                  Biltmore  Circle,  Building  2, Suite 1270,  Phoenix,  Arizona
                  85016.

         (3) Mr. Eaton's principal occupation is serving as Chairman of the Board and Chief Executive Officer of the issuer. The principal business of the issuer is serving as a franchisee of the metropolitan Phoenix Dollar Rent A Car operation and the address at which Mr. Eaton conducts his principal occupation is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.


         (4) Mr. Colangelo's principal occupation is serving as President and Chief Executive Officer of the Phoenix Suns. The principal business of the Phoenix Suns is as a member team of the National Basketball Association and the address of the Phoenix Suns at which Mr. Colangelo conducts his principal occupation is 201 East Jefferson Street, Phoenix, Arizona 85004.

Each of the Members is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The source of funds was working capital.

Item 4.  Purpose of Transaction

JDMD and each of the Members acquired the securities for investment. Neither JDMD nor any of the Members has any plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) JDMD beneficially owns 24,318,077 shares, or approximately 27.6%, of the issuer's Common Stock. Each of the Members beneficially owns 25% of such shares, or approximately 6.9% of the issuer's Common Stock.

(b) JDMD shares the power to vote or to direct the vote of 24,318,077 shares and shares the power to dispose or to direct the disposition of 24,318,077 shares with the Members.

(c) There were no transactions in the Common Stock effected by JDMD or any of the Members during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 1, 1998
                                             -----------------------------------
                                             Date

                                             JDMD INVESTMENTS, L.L.C., an
                                             Arizona limited liability company



                                                /s/ Mel L. Shultz
                                             -----------------------------------
                                             Signature



                                             Mel L. Shultz/Member
                                             -----------------------------------
                                             Name/Title
                                  Page 5 of 5